Exhibit 99.1

FORM 077-T

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892 Telephone: 972-3-694-8000

Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Changes in Holdings of Interested Parties, Officers, and Directors

Regulation 33(c) of the Securities Regulations (Immediate and Periodic Reports) 1970

As of April 30, 2014:

A. Interested Parties in the Company (as well as the President and Directors of the Company).

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held		Percent Held (fully diluted)
				% Capital	% Voting	% Capital	% Voting
1	Gazit-Globe Ltd.	Ordinary Shares	1,046,993
2	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Ordinary Shares	88,915,570.98	50.54	50.54	50.11	50.11
3	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series K Debentures	85,000,000
4	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series L Debentures	81,000,000

5	Dor J.Segal	Ordinary Shares	720,000	0.41	0.41	0.41	0.41
6	Haim Ben-Dor	Ordinary Shares	74,993	0.04	0.04	0.04	0.04
7	Haim Ben-Dor	Series C Debentures	0
8	Haim Ben-Dor	Series D Debentures	850,000
9	Haim Ben-Dor	Series F Debentures	299,278.60
10	Haim Ben-Dor	Series K Debentures	1,408,448
11	Haim Ben-Dor	Series L Debentures	503,000
12	Arie Mientkavich	Ordinary Shares	102,719	0.06	0.0	0.17	0.17
13	Arie Mientkavich	Unregistered Options	0
14	Arie Mientkavich	Unregistered Options	143,678
15	Arie Mientkavich	RSU	15,816
16	Arie Mientkavich	PSU	35,786
17	Yair Orgler	Series K Debentures	250,000
18	Yair Orgler	Series L Debentures	500,000
19	Noga Knaz	Unregistered Options	4,800			0.00	0.00
20	Ronnie Bar-On	Series J Debentures	40,000
21	Aharon Soffer	Ordinary Shares	72,993	0.04	0.04	0.34	0.34
22	Aharon Soffer	Unregistered Options	382,306
23	Aharon Soffer	RSU	42,711
24	Aharon Soffer	PSU	96,988
25	Mawer Investment Management ltd	Ordinary Shares	9,634,348	5.48	5.48	5.43	5.43

B. Officers in the Company (other than the President)

Holder		Name, Type and Series of the	Updated Amount of	Percent Held		Percent Held (Fully Diluted)
No.	Holder Name	Security	Securities	% Capital	% Voting	% Capital	% Voting
26	Gil Kotler	Ordinary Shares	25,406	0.01	0.01	0.09	0.09
27	Gil Kotler	Unregistered Options	0
28	Gil Kotler	Unregistered Options	95,584
29	Gil Kotler	RSU	8,921
30	Gil Kotler	PSU	29,470
31	Varda Zuntz	Ordinary Shares	51,821	0.03	0.03	0.08	0.08
32	Varda Zuntz	Unregistered Options	25,000
33	Varda Zuntz	Unregistered Options	38,234
34	Varda Zuntz	RSU	3,569
35	Varda Zuntz	PSU	11,788
36	Rami Vaisenberger	Ordinary Shares	2,676	0.00	0.00	0.06	0.06
37	Rami Vaisenberger	Unregistered Options	17,500
38	Rami Vaisenberger	Unregistered Options	57,351
39	Rami Vaisenberger	RSU	5,353
40	Rami Vaisenberger	PSU	17,682
41	Ronen Geles	Ordinary Shares	1,784	0.00	0.00	0.04	0.04
42	Ronen Geles	Unregistered Options	10,000
43	Ronen Geles	Unregistered Options	38,234
44	Ronen Geles	RSU	3,569
45	Ronen Geles	PSU	11,788
46	Shlomi Drori	Ordinary Shares	0			0.03	0.03
47	Shlomi Drori	Unregistered Options	38,234
48	Shlomi Drori	RSU	3,569
49	Shlomi Drori	PSU	11,788
50	Shlomo Cohen	Ordinary Shares	1,399	0.00	0.00	0.02	0.02
51	Shlomo Cohen	Unregistered Options	7,500
52	Shlomo Cohen	Unregistered Options	14,994
53	Shlomo Cohen	RSU	2,799
54	Adi Tamir	Ordinary Shares	875	0.00	0.00	0.01	0.01
55	Adi Tamir	Unregistered Options	1,875
56	Adi Tamir	Unregistered Options	9,371
57	Adi Tamir	RSU	1,749
58	Adi Tamir	Series D Debentures	10,309

Changes in holdings during February of 2014

Name of the Holder: Norstar Holdings Inc. (including wholly-owned subsidiaries)

Holder Number: 4 (Series L Debentures)

Type of Holder: Interested Party

Registration Number: 44528798375

Citizenship/Country of Registration or Incorporation: a company incorporated in Panama

Country of Citizenship/Corporation or Registration: Panama

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260603

Balance held by Holder at the end of the previous month (prior report): 54,000,000

Change in the number of securities: 27,000,000

Name of the Holder: Haim Ben-Dor

Holder Number: 7 (Series C Debentures)

Type of Holder: Director

Registration Number: 010178416

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260306

Balance held by Holder at the end of the previous month (prior report): 611,949.10

Change in the number of securities: -611,949.10

Name of the Holder: Haim Ben-Dor

Holder Number: 8 (Series D Debentures)

Type of Holder: Director

Registration Number: 010178416

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260397

Balance held by Holder at the end of the previous month (prior report): 562,724

Change in the number of securities: 287,276

Name of the Holder: Haim Ben-Dor

Holder Number: 10 (Series K Debentures)

Type of Holder: Director

Registration Number: 010178416

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260546

Balance held by Holder at the end of the previous month (prior report): 964,596

Change in the number of securities: 443,852

Name of the Holder: Arie Mientkavich

Holder Number: 12 (Ordinary Shares)

Type of Holder: Director

Registration Number: 000129320

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 55,675

Change in the number of securities: 47,044

Name of the Holder: Arie Mientkavich

Holder Number: 13 (Unregistered Option)

Type of Holder: Director

Registration Number: 000129320

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260504

Balance held by Holder at the end of the previous month (prior report): 100,000

Change in the number of securities: -100,000

Name of the Holder: Mawer Investment Management Ltd

Holder Number: 25 (Ordinary Shares)

Type of Holder: Interested Party

Registration Number: 2010376289

Citizenship/Country of Registration or Incorporation: Canadian Cooperation

Country of Citizenship/Corporation or Registration: Canada

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 10,034,532

Change in the number of securities: -400,184

Name of the Holder: Gil Kotler

Holder Number: 27 (Unregistered Options)

Type of Holder: Senior Executive Vice President and CFO

Registration Number: 022308498

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260538

Balance held by Holder at the end of the previous month (prior report): 43,750

Change in the number of securities: -43,750

Name of the Holder: Shlomi Drori

Holder Number: 46 (Ordinary Shares)

Type of Holder: Vice President Supervision and Control

Registration Number: 029063518

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 1,784

Change in the number of securities: -1,784

Comments

1. As of the date of this report, according to the law, the controlling holder of the Company is:

Norstar Holdings Inc., which is controlled by Mr. Chaim Katzman and may also be deemed to be controlled by Mr. Dori Segal and Ms. Erica Ottosson

Mr. Chaim Katzman’s identity number in Israel is 030593859

Has the control of the Company been transferred during the period covered by this report? No.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.